Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated April 5, 2011

(to Prospectus dated March 8, 2011)

Registration No. 333-172674

April 5, 2011

Penn Virginia Corporation

Pricing Supplement

Pricing Supplement dated April 5, 2011 to Preliminary Prospectus Supplement dated April 5, 2011 of Penn Virginia Corporation. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer	Penn Virginia Corporation

Guarantors	Penn Virginia Holding Corp., Penn Virginia Oil & Gas Corporation, Penn Virginia Oil & Gas GP LLC, Penn Virginia Oil & Gas LP LLC, Penn Virginia Oil & Gas, L.P., Penn Virginia MC Corporation, Penn Virginia MC Energy L.L.C. and Penn Virginia MC Operating Company L.L.C.

Title of Security	7.25% Senior Notes due 2019

Aggregate Principal Amount	$300,000,000, which represents an increase of $50,000,000 from the amount offered in the Preliminary Prospectus Supplement

Maturity	April 15, 2019

Public Offering Price	100%, plus accrued interest, if any, from April 13, 2011

Coupon	7.25%

Yield to Maturity	7.25%

Spread to Treasury	+413 bps

Benchmark	UST 2.75% due 2/15/2019

Interest Payment Dates	April 15 and October 15 of each year, beginning on October 15, 2011

Record Dates	April 1 and October 1

Optional Redemption

On and after April 15, 2015, we may redeem all or, from time to time, a part of the notes at the following redemption prices (expressed as a percentage of principal amount of the notes), plus accrued and unpaid interest on the notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

	Year	Percentage
	2015	103.625%
	2016	101.813%
	2017 and thereafter	100.000%

In addition, at any time and from time to time prior to April 15, 2015, the Company may at its option redeem all or a portion of the notes at a redemption price equal to 100% of the principal amount thereof, plus a “make-whole” premium, using a discount rate of Treasuries plus 0.50%.

Optional Redemption with Equity Proceeds	Prior to April 15, 2014, the Company may, at its option, on any one or more occasions redeem up to 35% of the aggregate principal amount of the outstanding notes with the net cash proceeds from certain equity offerings at a redemption price of 107.250% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Change of Control	101%, plus accrued and unpaid interest, if any.

Gross Proceeds	$300,000,000

Net Proceeds to Issuer before Expenses	$294,000,000

Approximate Net Proceeds to Issuer after Estimated Expenses	$293,000,000

Use of Proceeds	A portion of the net proceeds will be used to fund the Tender Offer. Any remaining net proceeds will be used to provide additional working capital for general corporate purposes.

Trade Date	April 5, 2011

Settlement Date	April 13, 2011 (T+6)

Ratings	B2/BB-[1]

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Joint Book-Running Managers	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Wells Fargo Securities, LLC Barclays Capital Inc.

Senior Co-Managers	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC

Co-Managers	BMO Capital Markets Corp. Capital One Southcoast, Inc. Comerica Securities, Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc.

Denominations	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers	CUSIP: 707882AC0 ISIN: US707882AC09

Listing	None

Form of Offering	SEC Registered (Registration No. 333-172674)

Additional Information:

The second sentence of the last paragraph beginning on page S-5 of the Preliminary Prospectus Supplement (under the caption “Ranking”) is hereby amended and shall read in its entirety as follows:

“As of December 31, 2010, after giving effect to the issuance and sale of the notes and the application of the estimated net proceeds therefrom as set forth under “Use of proceeds” and assuming that $218.5 million of our 2012 Convertible Notes had been validly tendered and not validly withdrawn pursuant to the Tender Offer (which represents 95% of the aggregate outstanding principal amount of our 2012 Convertible Notes), we would have had total indebtedness of $611.5 million, which excludes $8.3 million of unamortized original issue discount, the $0.7 million in letters of credit outstanding under our Revolver and availability of up to $299.3 million under our Revolver.”

The as adjusted information set forth in the “Capitalization” section on page S-26 of the Preliminary Prospectus Supplement dated April 5, 2011 will be updated to reflect the following changes ($ in thousands):

Cash and cash equivalents	$184,246

7.25% Notes due 2019	$300,000

Total debt	$603,189

Total capitalization	$1,566,090

FREE WRITING PROSPECTUS LEGEND

PENN VIRGINIA CORPORATION HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PROSPECTUS SUPPLEMENT) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS (INCLUDING THE PROSPECTUS SUPPLEMENT) IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS PENN VIRGINIA CORPORATION HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT PENN VIRGINIA CORPORATION AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY

VISITING THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, PENN VIRGINIA CORPORATION, THE UNDERWRITERS OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND APPLICABLE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM FROM: J.P. MORGAN SECURITIES LLC, 383 MADISON AVENUE, 3RD FLOOR, NEW YORK, NY 10179, ATTENTION: SYNDICATE DESK, TELEPHONE: 800-245-8812; MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, 4 WORLD FINANCIAL CENTER, NEW YORK, NY 10080 ATTENTION: SYNDICATE OPERATIONS, TELEPHONE (800) 294-1322, E-MAIL: DG.PROSPECTUS_REQUESTS@BAML.COM; RBC CAPITAL MARKETS, LLC, ATTN: HIGH YIELD SYNDICATE, 200 VESEY STREET, 3WFC 9TH FLOOR, NEW YORK, NY 10281, TELEPHONE (877) 280-1299, EMAIL: CM-USA-PROSPECTUS@RBC.COM; WELLS FARGO SECURITIES, LLC, ATTN: CLIENT SUPPORT, MAC D1086-070, 550 SOUTH TRYON STREET, 7TH FLOOR, CHARLOTTE, NC 28202, TELEPHONE: 800-326-5897, E-MAIL: CMCLIENTSUPPORT@WELLSFARGO.COM; OR BARCLAYS CAPITAL INC., C/O BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVE., EDGEWOOD, NY 11717, TELEPHONE: 888-603-5847, E-MAIL: BARCLAYSPROSPECTUS@BROADRIDGE.COM.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.